

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via E-mail
Brendan L. Hoffman
Chief Executive Officer
The Bon-Ton Stores, Inc.
2801 E. Market Street
York, Pennsylvania 17402

> **Re:** **The Bon-Ton Stores, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 28, 2012**
> **File No. 333-184177**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed April 11, 2012**
> **File No. 000-19517**

Dear Mr. Hoffman:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that the parent guarantor may in some circumstances be released from their obligation to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees. In light of the above, please provide us with your analysis as to how the parent guarantees constitute "full and unconditional" guarantees, with a

view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. For additional guidance, please refer to Section 2510.4 and Section 2510.5 of the Financial Reporting Manual available on our website. Please note that this comment also applies to your Form 10-K for the fiscal year ended January 28, 2012.

2.   Please note that the conclusion of our review of this Form S-4 is also contingent upon the resolution of any outstanding comments relating to your Form 10-K for the fiscal year ended January 28, 2012.

Disclosure Regarding Forward-Looking Statements, page ii

3.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Accordingly, please delete the reference to the safe harbor.

Prospectus Summary, page 1

Summary of Terms of the Exchange Notes, page 9

Guarantees, page 9

4.   Please clarify here and elsewhere in the registration statement as applicable, that the guarantees are full and unconditional, if true. In this regard, we note that your current disclosure states that the exchange notes will be "irrevocably and unconditionally" guaranteed. Refer to Rule 3-10(d) of Regulation S-X.

The Exchange Offer, page 34

Expiration Date; Extensions; Amendments; Termination, page 34

5.   We note your statement in the second paragraph that you reserve the right to "delay acceptance of any initial notes." Please clarify the circumstances in which you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Legal Matters, page 119

6.   We note your disclosure in this section that Barley Snyder LLP will pass on certain legal matters of Pennsylvania law relating to the guarantees by The Bon-Ton Stores, Inc. and The Bon-Ton Stores of Lancaster, Inc. However, it appears that Barley Snyder LLP will also pass on certain matters of Pennsylvania law as it relates to the exchange notes that

will be issued by The Bon-Ton Department Stores, Inc. Please revise or advise. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

Part II – Information Not Required in Prospectus, page II-1

Item 20. Indemnification of Directors and Officers, page II-1

7.   Please also provide the disclosure required by Item 20 of Form S-4 for The Bon-Ton Department Stores, Inc. and each subsidiary guarantor.

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.2

8.   We note the assumption set forth in Item (E) on page 5. Please have counsel remove this assumption or explain why this assumption is appropriate.

Exhibit 5.3

9.   We note the assumption set forth in Item (D) on page 5. Please have counsel remove this assumption or explain why this assumption is appropriate.

Exhibit 5.4

10.   Please have counsel delete the penultimate sentence in paragraph (a) on page 4 stating that counsel has assumed that the laws of New York are identical to the laws of Pennsylvania, or explain why this assumption is appropriate.

Exhibit 5.5

11.   Please have counsel remove the penultimate paragraph of the opinion limiting reliance on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

Exhibit 5.7

12.   We note counsel's statement on page 3 that the opinion is to be used only in connection with the offer and exchange of the Exchange Notes while the registration statement is in effect. Please have counsel explain why it is appropriate to limit the use of the opinion as such, or remove this limitation.

Exhibit 23.1

13.   Please include the conformed signature of your independent registered public accounting firm in the next consent that you file.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Non-GAAP Financial Measure-EBITDA, page 27

14.   Please revise the name of the non-GAAP measure you refer to as adjusted EBITDA or similar caption as you have also adjusted for impairment charges and (gain) loss on extinguishment of debt. Refer Question 103.01 of our Compliance and Disclosure Interpretation on Non-GAAP financial measures.

Liquidity and Capital Resources, page 28

15.   Please refer to your discussion of capital expenditures and the reference to external contributions. Please tell us and revise to clarify the nature and source of the external contributions.

Item 8. Consolidated Financial Statements and Supplementary Data, page 39

Note 1. Summary of Significant Accounting Policies, page F-7

16.   We note your department stores are operated under various nameplates within certain regions of the United States, and that these retail operations are reported as a single reportable segment. Please disclose the factors you used to identify your reportable segment, and whether operating segments have been aggregated. Refer to FASB ASC 280-10-50-21.

17.   Please provide the disclosures required by FASB ASC Topic 280-10-50-40 about the revenues from external customers for each product and service or group of similar products and services, or disclose why it is impracticable to do so.

Merchandise Inventories, page F-8

18.   We note you determine the cost basis of your inventories using the LIFO and FIFO retail method. Please expand your disclosure to address how you determine and account for 1) obsolete, damaged or excess inventories and inventory shrink, and 2) the measurement of such losses. Refer to FASB ASC 330-10-35.

19.   Please refer to your disclosure within Critical Accounting Policies regarding the reduction in the carrying value of your LIFO inventories to estimated realizable value. Tell us and clarify in your disclosures how you determine the estimated realizable value. Please also explain why your adjustment to reduce the carrying value of your inventory did not warrant disclosure pursuant to FASB ASC 330-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, all applicable Securities Act rules, the Exchange Act of 1934, and/or all applicable Exchange Act rules, as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David S. Huntington
   Paul, Weiss, Rifkind, Wharton & Garrison LLP